Exhibit 99.4

(formerly AuRico Gold Inc.)

Condensed Interim Consolidated Financial Statements

(in thousands of United States Dollars, unless otherwise stated)

June 30, 2015

(FORMERLY AURICO GOLD INC.)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands of United States dollars)

As at	June 30 2015	December 31 2014

ASSETS
Current assets
Cash	$129,725	$89,031
Receivables	14,393	14,076
Current income tax receivable	4,124	5,166
Inventories (Note 5)	72,962	73,116
Prepaids and deposits	3,805	2,565
Assets held for distribution (Note 6)	164,016	—

	389,025	183,954

Non-current assets
Investments	122	184
Long-term inventories (Note 5)	89,065	103,156
Investments in associate and joint venture	22,953	23,434
Other long-term assets	34,262	51,042
Property, plant and equipment & mining interests (Note 7 and Note 9)	1,406,442	1,638,730
Intangible assets (Note 8 and Note 9)	16,902	39,633
Goodwill (Note 9)	—	241,693

	$1,958,771	$2,281,826

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$65,270	$42,046
Distribution payable (Note 6)	147,413	—
Current income tax liability	209	407
Derivative liabilities (Note 17)	1,379	447
Current portion of debt and equipment financing obligations (Note 10)	6,185	6,308
Current portion of obligation to renounce flow-through exploration expenditures (Note 11)	3,226	857
Current portion of provisions	806	2,056
Liabilities associated with assets held for distribution (Note 6)	16,603	—

	241,091	52,121

Non-current liabilities
Debt and equipment financing obligations (Note 10)	309,329	308,064
Obligation to renounce flow-through exploration expenditures (Note 11)	1,083	—
Provisions	13,654	29,529
Deferred income tax liability	232,132	260,902

	797,289	650,616

SHAREHOLDERS’ EQUITY
Capital stock (Note 12)	2,126,555	2,029,991
Contributed surplus	67,015	62,316
Deficit	(1,031,793)	(460,848)
Accumulated other comprehensive loss from available-for-sale investments	(295)	(249)

	1,161,482	1,631,210

	$1,958,771	$2,281,826

Events after the reporting period (Note 19)

See accompanying notes to the unaudited condensed interim consolidated financial statements

(FORMERLY AURICO GOLD INC.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands of United States dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30 2015	June 30 2014 Restated (Note 3)	June 30 2015	June 30 2014 Restated (Note 3)

Revenue from mining operations	$72,139	$75,530	$137,498	$146,483

Cost of sales:
Production costs (Note 5)	49,313	48,691	87,025	96,584
Refining costs	147	155	337	295
Amortization and depletion (Note 5)	26,646	34,785	48,231	63,378
Reclamation, care and maintenance costs	1,593	2,270	1,625	3,205

Total cost of sales	77,699	85,901	137,218	163,462

General and administrative	4,987	5,663	9,737	14,919
Exploration and business development	309	259	715	459
Revaluation of assets held for distribution (Note 6)	40,112	—	40,112	—
Impairment charges (Note 9 and Note 13)	366,041	—	369,216	—

Loss from operations (Note 13)	(417,009)	(16,293)	(419,500)	(32,357)

Finance costs	(5,462)	(5,901)	(11,278)	(7,918)
Foreign exchange gain / (loss)	220	1,012	(4,826)	(1,842)
Other loss (Note 14)	(13,672)	(3,878)	(6,699)	(15,360)
Equity in loss of associate and joint venture	(336)	—	(481)	(92)

Loss before income taxes	(436,259)	(25,060)	(442,784)	(57,569)

Deferred income tax recovery	(57,083)	(8,364)	(28,769)	(12,175)
Current income tax expense	366	80	785	273

	(56,717)	(8,284)	(27,984)	(11,902)

Net loss	$(379,542)	$(16,776)	$(414,800)	$(45,667)

Loss per share (Note 15)

Basic loss per share	$(1.43)	$(0.07)	$(1.57)	$(0.18)
Diluted loss per share	$(1.43)	$(0.07)	$(1.57)	$(0.18)

Weighted average shares outstanding (Note 15)

Basic	264,939,446	248,495,726	263,453,673	248,343,301
Diluted	264,939,446	248,495,726	263,453,673	248,343,301

See accompanying notes to the unaudited condensed interim consolidated financial statements

(FORMERLY AURICO GOLD INC.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited, in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014

Net loss	$(379,542)	$(16,776)	$(414,800)	$(45,667)

Items that may be reclassified subsequently to net loss:

Unrealized (loss) / gain on investments	(54)	5	(46)	2,596
Reclassification of accumulated (losses) / gains on investments to net loss	—	(233)	—	2,507

Total other comprehensive (loss) / income	(54)	(228)	(46)	5,103

Comprehensive loss	$(379,596)	$(17,004)	$(414,846)	$(40,564)

See accompanying notes to the unaudited condensed interim consolidated financial statements

(FORMERLY AURICO GOLD INC.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014

OPERATING ACTIVITIES
Net loss	$(379,542)	$(16,776)	$(414,800)	$(45,667)
Payments to settle derivative liabilities (Note 17)	(208)	—	(690)	—
Payments to settle provisions	(498)	(2,215)	(696)	(2,215)
Non-cash adjustments to reconcile net loss to operating cash flows (Note 16)	387,830	31,249	440,716	73,609
Change in non-cash operating working capital (Note 16)	13,219	(7,609)	10,303	3,413

Operating cash flows	20,801	4,649	34,833	29,140

INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests and intangible assets	(40,669)	(41,116)	(75,840)	(96,728)
(Increase) / decrease in restricted cash	(504)	179,633	(504)	5,877
Sale of investments	—	9,298	—	23,284
Proceeds from retained interest royalty (Note 8)	—	2,463	—	2,463
Proceeds from termination of retained interest royalty (Note 8)	—	—	16,725	—

Investing cash flows	(41,173)	150,278	(59,619)	(65,104)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(2,139)	(174,491)	(3,780)	(250,892)
Proceeds from debt and equipment financing obligations	—	—	—	305,314
Payment of financing fees on debt	—	(1,620)	—	(7,535)
Payment of dividends (Note 12(c))	(2,818)	(4,338)	(8,005)	(13,003)
Proceeds from exercise of stock options	368	—	659	2
Proceeds from private placement (Note 12(b))	83,280	—	83,280	—
Proceeds from issuance of flow-through shares (Note 11)	—	—	15,312	—

Financing cash flows	78,691	(180,449)	87,466	33,886

Reclassification of cash to assets held for distribution	(20,000)	—	(20,000)	—
Impact of foreign exchange on cash	322	786	(1,986)	—

Net increase / (decrease) in cash	38,641	(24,736)	40,694	(2,078)

Cash, beginning of period	91,084	165,310	89,031	142,652

Cash, end of period	$129,725	$140,574	$129,725	$140,574

See accompanying notes to the unaudited condensed interim consolidated financial statements

(FORMERLY AURICO GOLD INC.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, in thousands of United States dollars)

For the six months ended June 30	2015	2014

Capital stock
Balance, beginning of period	$2,029,991	$2,021,837
Shares issued on redemption of performance share units	175	—
Shares issued through dividend reinvestment plan	670	1,871
Shares issued on redemption of restricted share units	93	—
Shares issued through employee share purchase plan	1,269	1,077
Shares issued on redemption of deferred share units	—	359
Shares issued through private placement (Note 12(b))	83,280	—
Shares issued for cash pursuant to exercise of stock options	659	2
Fair value of share-based compensation on stock options exercised	604	4
Shares issued through flow-through financing (Note 11)	9,814	—

Balance, end of period	$2,126,555	$2,025,150

Contributed surplus
Balance, beginning of period	$62,316	$55,945
Fair value of performance share units redeemed	(175)	—
Fair value of restricted share units redeemed	(93)	—
Fair value of deferred share units redeemed	—	(359)
Fair value of share-based compensation on stock options exercised	(604)	(4)
Share-based compensation	5,571	3,808

Balance, end of period	$67,015	$59,390

Deficit
Balance, beginning of period	$(460,848)	$(284,632)
Dividends and distribution declared (Note 6 and Note 12(c))	(156,145)	(5,069)
Net loss	(414,800)	(45,667)

Balance, end of period	$(1,031,793)	$(335,368)

Accumulated other comprehensive loss from available-for-sale investments
Balance, beginning of period	$(249)	$(5,268)
Other comprehensive (loss) / income	(46)	5,103

Balance, end of period	$(295)	$(165)

Total shareholders’ equity	$1,161,482	$1,749,007

See accompanying notes to the unaudited condensed interim consolidated financial statements

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

As discussed in note 19, pursuant to a plan of arrangement, AuRico Gold Inc. (“AuRico” or the “Company”) and Alamos Gold Inc. (“Former Alamos”) amalgamated on July 2, 2015 and continued as one company, Alamos Gold Inc. (“Alamos”). Alamos is engaged in the acquisition, exploration, development and extraction of precious metals. Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Alamos is incorporated and domiciled in Canada and its head office and registered office is located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, M5H 3P5.

The condensed interim consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated August 11, 2015.

2.	Basis of preparation and statement of compliance

These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2014, except as disclosed below in note 4(a).

These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the IASB.

3.	Change in accounting policy and retrospective restatement

The condensed interim consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy adopted in 2014 to classify, in the Condensed Interim Consolidated Statements of Operations, foreign exchange gains and losses arising on the translation of deferred income tax assets and liabilities within deferred income tax recovery instead of within foreign exchange gains / (losses), as previously reported. The change in accounting policy was adopted in accordance with IAS 12, Income Taxes, which provides a policy choice to classify exchange differences arising from translation of deferred income tax assets and liabilities within deferred income tax expense / (recovery). The Company considers the classification of these exchange differences within deferred income tax recovery in the Condensed Interim Consolidated Statements of Operations to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

The following table outlines the effect of this accounting policy change for the three and six months ended June 30, 2014:

For the three months ended June 30, 2014:	Reported	Restatement	Restated

Foreign exchange (losses) / gains	$(6,984)	$7,996	$1,012
Deferred income tax recovery	16,360	(7,996)	8,364
Net loss	(16,776)	—	(16,776)
For the six months ended June 30, 2014:	Reported	Restatement	Restated

Foreign exchange losses	$(1,460)	$(382)	$(1,842)
Deferred income tax recovery	11,793	382	12,175
Net loss	(45,667)	—	(45,667)

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

4.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2015:

Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. There was no impact on the Company’s condensed interim consolidated financial statements upon the adoption of these amendments.

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s condensed interim consolidated financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

5.	Inventories

	June 30 2015	December 31 2014
Supplies	$20,324	$20,286
Ore stockpiles	14,312	22,025
Ore in process	127,811	132,035
Finished goods	4,974	1,926

	167,421	176,272
Less: Reclassification of supplies inventories to assets held for distribution (Note 6)	(5,394)	—
Less: Long-term inventories	(89,065)	(103,156)

	$72,962	$73,116

As at June 30, 2015, the carrying values of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion. Ore stockpile and ore in process inventories include mining and processing costs, along with amortization and depletion related to mining and processing operations. The net realizable value adjustments totaling $11,739 for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 - $nil) have been allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at June 30, 2015.

The impact on production costs and amortization and depletion is as follows:

	Three months ended		Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Operating production costs	$40,744	$48,691	$78,456	$96,584
Net realizable value adjustment
El Chanate	5,560	—	5,560	—
Young-Davidson	3,009	—	3,009	—

Production costs	$49,313	$48,691	$87,025	$96,584

Operating amortization and depletion	$23,476	$34,785	$45,061	$63,378
Net realizable value adjustment
El Chanate	1,393	—	1,393	—
Young-Davidson	1,777	—	1,777	—

Amortization and depletion	$26,646	$34,785	$48,231	$63,378

Ore inventories carried at net realizable value totalled $136,145 at June 30, 2015 (December 31, 2014 - $141,038).

6.	Assets and liabilities held for distribution

As part of the plan of arrangement (note 1 and note 19), a new company AuRico Metals Inc. (“AuRico Metals”), a public company listed on the TSX, was created to hold the Company’s Kemess project (“Kemess”), a new 1.5% net smelter return royalty on the Young-Davidson mine, the 2% and 1% net smelter return royalties from the Fosterville and Stawell mines (the “Australian royalties”, see note 8), and $20 million in cash. On July 2, 2015, 95.1% of the common shares of AuRico Metals were distributed to holders of AuRico common shares and holders of Former Alamos common shares. Subsequent to completion of the plan of arrangement, Alamos owns 4.9% of the issued and outstanding common shares of AuRico Metals.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

(a)	Measurement of assets and liabilities held for distribution

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Company has classified the assets and liabilities to be transferred to AuRico Metals as assets or liabilities held for distribution on the Condensed Interim Consolidated Balance Sheet as at June 30, 2015. Assets held for distribution are recognized at the lower of their carrying amount and fair value less costs to distribute.

The Company determined the fair value of royalty assets held for distribution at June 30, 2015 using a valuation model based on the discounted future cash flows expected to be generated. The valuations of the Young-Davidson and Australian royalties were completed assuming future gold prices between $1,100 and $1,250, and using discount rates of 6% and 12.5%, respectively. The future production from these mines was estimated based on the mine plans and reported reserves. The fair value of the Australian royalties exceeded that of the carrying value and, therefore, no adjustment was required.

The allocated cost of the Young-Davidson royalty was estimated at $37,000, which has been deducted from the Young-Davidson mineral property (refer to note 7).

The Company determined the fair value of the Kemess assets, excluding mineral resources, using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the life of the Kemess mine using forecasted production and costs per the Company’s life of mine plan and the forecasted price of gold and copper to project future revenues.

The key assumptions used in determining the fair value of Kemess were as follows:

•	Long-term gold price of $1,250 per ounce;

•	Long-term copper price of $3.00 per pound;

•	Long-term US dollar to Canadian dollar exchange rate of $0.85 to $1.00;

•	Production, operating costs and capital expenditures based on the expected life of mine plan developed from technical reports;

•	A discount rate of 8%; and

•	A net asset value (“NAV”) multiple of 0.3, which is discussed in more detail below.

Gold and other mining companies can trade at a market capitalization greater, or less, than their estimated discounted cash flows. This NAV multiple represents the multiple applied to the estimated discounted cash flows to arrive at the trading price. This NAV multiple, in this case, would take into account a variety of additional factors such as the availability of financing, risks associated with permitting, government and other approvals, exploration potential, namely the ability to find more metal than what is included in the life of mine plan, and the benefit of gold and copper price optionality.

Mineral resources at the Kemess property were valued by referencing comparable transaction multiples and comparable company trading multiples to arrive at an implied value per unit of metal.

At June 30, 2015, the fair value of the Kemess assets and liabilities held for distribution was $60,145, compared with a carrying amount of $90,145. As a result, a $40,112 revaluation loss (net of a tax recovery of $10,112) was recorded in the Condensed Interim Consolidated Statement of Operations for the three and six months ended June 30, 2015.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

(b)	Classes of assets and liabilities held for distribution

After adjusting for the revaluation adjustment noted above, the major classes of assets and liabilities held for distribution at June 30, 2015 were as follows:

Cash	$20,000
Receivables	728
Inventories	5,394
Prepaids and deposits	1,281
Restricted cash	14,913
Property, plant and equipment & mining interests	76,151
Intangible assets	45,549

Assets held for distribution	$164,016

Trade payables and accrued liabilities	$1,811
Income tax payable	209
Reclamation provision	14,583

Liabilities associated with assets held for distribution	$16,603

(c)	Distribution payable

Upon receiving Ontario Superior Court approval of the Arrangement on June 26, 2015, following shareholder approval on June 24, 2015, management determined that completion of the plan of arrangement and distribution of assets and liabilities to AuRico Metals, as described above, was appropriately authorized and no longer at the discretion of the Company. Therefore, in accordance with IFRIC 17, Distribution of non-cash assets to owners, the Company recorded a distribution payable of $147,413. After adjusting for the revaluation loss noted above, the current carrying values of assets and liabilities approximate fair value at June 30, 2015.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

7.	Property, plant and equipment & mining interests

		Mining interests
	Plant and equipment	Depletable	Non- depletable	Exploration and evaluation	Total
Cost

At December 31, 2014	$717,736	$1,210,573	$19,351	$92,899	$2,040,559

Additions	32,392	29,544	15,241	13,468	90,645
Reclassification of assets held for distribution (a)	(26,407)	(37,000)	—	(89,856)	(153,263)
Disposals	(3,029)	—	—	—	(3,029)

At June 30, 2015	$720,692	$1,203,117	$34,592	$16,511	$1,974,912

Accumulated amortization and depletion and impairment charges

At December 31, 2014	$(107,240)	$(288,393)	$(5,580)	$(616)	$(401,829)

Amortization and depletion	(15,188)	(26,300)	—	—	(41,488)
Revaluation of assets held for distribution	(9,111)	—	—	(31,001)	(40,112)
Reclassification of assets held for distribution (a)	9,111	—	—	31,001	40,112
Impairment charges	(35,659)	(85,272)	(1,863)	(3,175)	(125,969)
Disposals	816	—	—	—	816

At June 30, 2015	$(157,271)	$(399,965)	$(7,443)	$(3,791)	$(568,470)

Carrying value

At December 31, 2014	$610,496	$922,180	$13,771	$92,283	$1,638,730

At June 30, 2015	$563,421	$803,152	$27,149	$12,720	$1,406,442

The carrying values by segment are as follows:

		Mining interests
	Plant and equipment	Depletable	Non- depletable	Exploration and evaluation	Total
El Chanate	$4,742	$—	$—	$—	$4,742
Young-Davidson	558,417	803,152	27,149	—	1,388,718
Corporate and other	262	—	—	12,720	12,982

At June 30, 2015	$563,421	$803,152	$27,149	$12,720	$1,406,442

El Chanate	$9,400	$29,173	$1,304	$—	$39,877
Young-Davidson	573,488	893,007	12,467	—	1,478,962
Corporate and other	27,608	—	—	92,283	119,891

At December 31, 2014	$610,496	$922,180	$13,771	$92,283	$1,638,730

(a)	Reclassification of assets held for distribution

As discussed in note 6, in accordance with the plan of arrangement, AuRico Metals will receive a 1.5% net smelter return royalty on the Young-Davidson mine. The allocated carrying amount of this royalty of $37,000 has been reclassified in the table above from depletable mining interests to assets held for distribution. In addition, the Company will transfer the net assets of Kemess to AuRico Metals. As a result, carrying amounts of $17,296 and $58,855 have been transferred from property, plant and equipment and exploration and evaluation property, respectively, to assets held for distribution.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

(b)	Other

The carrying value of construction in progress at June 30, 2015 was $60,575 (December 31, 2014 - $57,057).

The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $10,518 at June 30, 2015 (December 31, 2014 - $9,189).

8.	Intangible assets

As part of the consideration received from the sale of the Fosterville and Stawell mines on May 4, 2012 to Crocodile Gold Corporation (“Crocodile Gold”), the Company received a retained interest royalty. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reached $60 million Canadian dollars (“CAD”), the Company would receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company would receive 20% of any cumulative free cash flow in excess of CAD $120 million.

On January 14, 2015, following receipt of regulatory approval, the Company and Crocodile Gold terminated the retained interest royalty. As consideration for the termination of the retained interest royalty, the Company received cash proceeds of $16,725 (CAD $20,000) upon closing and was granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine. The net smelter return royalties were recognized as intangible assets at their estimated fair values of $9,207 in aggregate at the date of acquisition, and a gain of $5,215, resulting from the termination of the retained interest royalty, was recognized in other loss in the six months ended June 30, 2015 (note 14).

The Company depletes these assets using the unit-of-production method. Income from these arrangements is recognized when related ounces are shipped. The Fosterville royalty commenced upon closing of the agreement, and the Stawell mine royalty will commence on the earlier of January 1, 2016 or the date immediately following the production of 10,000 ounces from the Big Hill Project.

During the three and six months ended June 30, 2015, the Company recognized income of $696 and $1,320, respectively, and depletion expense of $349 and $659, respectively, on the net smelter return royalties.

As discussed in note 6, in accordance with the plan of arrangement, these royalties were transferred to AuRico Metals on July 2, 2015 and have been reclassified as assets held for distribution at June 30, 2015, measured at the lower of carrying value and fair value less costs to distribute.

9.	Impairment

In accordance with the Company’s accounting policy and applicable IFRS, goodwill is tested for impairment each year at December 31 and also when there is an indicator of impairment. Non-financial assets and cash generating units (“CGUs”) are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed. The fair value of these non-financial assets are based on unobservable inputs (level 3 of fair value hierarchy, refer to note 17).

Indicators of impairment

At June 30,2015, management identified certain facts and circumstances indicating possible impairments including: (a) changes in the economic assumptions based on the continued depressed long term gold price outlook and a reduction of net asset value (“NAV”) multiples applied to mining properties, (b) the market capitalization of the Company continued to be significantly below the carrying value of the net assets at period end, (c) results of operations to date in 2015, and (d) the results of an independent third party review of the cost estimates included in the Young-Davidson life of mine (“LOM”) plan. As a result, an impairment assessment in accordance with IAS 36 was performed for the Young-Davidson and El Chanate CGUs.

As a result of this assessment, the Company determined that the carrying value exceeded the recoverable amount for both CGUs. The recoverable amount was determined by assessing the fair value less costs of disposal (“FVLCD”) on the estimated discounted cash flows of the mining interests.

Consequently, an impairment charge of $326,000 was recorded relating to the Young-Davidson CGU, consisting of a reduction in goodwill allocated to the CGU of $241,693, reducing the goodwill allocated to the CGU to $nil, and a reduction in property, plant and equipment and mining interests, and intangible assets of $84,307. In addition, an impairment charge of $40,041 was recorded relating to the El Chanate CGU, consisting of a reduction in property, plant and equipment and mining interests, and intangible assets of $40,041.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

Key assumptions

The FVLCD at Young-Davidson was negatively impacted by the increase in operating and capital cost assumptions used in the LOM plan to reflect the current and updated future estimated performance, the decrease in the long-term gold price assumption by $50 per ounce and a reduction in the NAV multiple by 0.05 to 1.00. In addition, based on operating and capital costs experienced in 2015 relative to budget, the Company has increased the discount rate from 5.50% to 6.00%.

As at June 30, 2015, the key macro-economic assumptions and estimates used in determining the FVLCD were related to gold prices, discount rates, foreign exchange rates and NAV multiples. The key assumptions used in the Young-Davidson CGU impairment test in the second quarter of 2015 were summarized in the table below:

Young-Davidson	June 30 2015	December 31 2014
Long-term gold price per ounce	$1,250	$1,300
Discount rate	6.00%	5.50%
NAV multiple	1.00	1.05
Foreign exchange rate (C$1 / US$)	$0.85	$0.85

Operating cost and capital expenditure estimates are based on LOM plans and are management’s best estimate. As a result of performance to-date in 2015 and an independent third party review of the costs completed during the year, operating costs and capital expenditures in the LOM plan have increased from December 31, 2014 to June 30, 2015.

The FVLCD at El Chanate was negatively impacted by the decrease in the long-term gold price assumption by $50 per ounce and increased estimates of future processing costs.

The key macro-economic assumptions used in the El Chanate impairment test in second quarter of 2015 are summarized in the table below:

El Chanate	June 30 2015	December 31 2014
Long-term gold price per ounce	$1,250	$1,300
Discount rate	6.75%	6.75%
NAV multiple	1.00	1.00
Foreign exchange rate (US$1 / MXN Peso)	$14.0	$14.0

Sensitivities

As the Company has written Young-Davidson and El Chanate down to its recoverable amount at June 30, 2015, any further changes in the key assumptions could give rise to an increase or decrease in the recoverable amount of the property, plant and equipment and mining interests.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

Management has performed sensitivity analyses on the key assumptions in the model and noted that a 10% change for the assumption, while holding all other assumptions constant, would have the following impact on the recoverable amount (a sensitivity analysis to reduce the NAV multiple has not been performed as the multiple has already been reduced to 1.00 in the June 30, 2015 assumptions):

Young-Davidson	Impact of 10% change on recoverable amount
Long-term gold price per ounce	$240,000
Foreign exchange rate	231,000
Discount rate	59,000
Operating costs	96,000
Capital expenditures	36,000

El Chanate	Impact of 10% change on recoverable amount
Long-term gold price per ounce	$27,000
Discount rate	2,000
Operating costs	18,000
Capital expenditures	2,000

10.	Debt and equipment financing obligations

(a)	Senior Secured Notes

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304,051. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7,838, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The fair value of the prepayment option embedded derivative was $9.3 million at June 30, 2015, and was offset against the carrying amount of the secured notes (see note 17(a)).

(b)	Equipment Financing Obligations

The Company has entered into financing obligations and capital leases for equipment, which expire at various dates between 2015 and 2020. Interest payable on the various obligations ranges from fixed rates of 2.71% to 5.77%. During the three and six months ended June 30, 2015, the Company entered into capital leases with a total initial value of $1,763 and $5,667, respectively.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

11.	Flow-through shares

In March 2015, the Company completed flow-through financings for gross proceeds of $15,312 (CAD $19,473). As a result, the Company issued 3,292,922 common shares. In September 2014, the Company completed a flow-through financing for gross proceeds of $4,566 (CAD $5,000). As a result, the Company issued 833,334 common shares.

Pursuant to the terms of the Company’s previous September 2014 flow-through share agreement, and the March 2015 flow-through share agreement, the Company is required to incur and renounce CAD $5,000 and CAD $19,473, respectively, in qualifying Canadian Exploration Expenses to subscribers by December 31, 2015 and December 31, 2016, respectively. As at June 30, 2015, CAD $15,838 in exploration expenses were remaining to be incurred.

Of the $15,312 in proceeds received under the March 2015 flow-through share agreement, $9,814 was recorded as share capital and $5,498 was recorded as an obligation to renounce flow-through exploration expenditures on the Condensed Interim Consolidated Balance Sheets. The following is a continuity schedule of the liability portion of the flow-through share issuance:

Balance at December 31, 2014	$857
Increase to obligation arising from March 2015 issuance	5,498
Reduction of obligation upon incurring expenditures	(2,046)

Balance at June 30, 2015	$4,309

12.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

The Company’s shares have no par value.

Issued and outstanding:

	June 30, 2015		June 30, 2014
	Number of common shares	Ascribed value	Number of common shares	Ascribed value
Balance, beginning of period	249,648,617	$2,029,991	247,569,811	$2,021,837
Shares issued on redemption of performance share units	34,722	175	—	—
Shares issued through dividend reinvestment plan	244,564	670	474,832	1,871
Shares issued through employee share purchase plan	422,349	1,269	276,144	1,077
Shares issued on redemption of restricted share units	23,038	93	—	—
Shares issued on redemption of deferred share units	—	—	52,065	359
Shares issued on exercise of stock options	215,610	659	548	2
Shares issued through private placement (b)	27,852,769	83,280	—	—
Fair value of share-based compensation on stock options exercised	—	604	—	4
Shares issued through flow-through financing (Note 11)	3,292,922	9,814	—	—

Balance, end of period	281,734,591	$2,126,555	248,373,400	$2,025,150

(b)	Private Placement

In connection with the merger with Former Alamos, Former Alamos subscribed for approximately 27.9 million common shares of the Company on a private placement basis, representing 9.9% of AuRico’s outstanding common shares, after giving effect to the private placement. The common shares were issued at a price of $2.99 per share, equal to the closing price on the New York Stock Exchange on April 10, 2015. The gross proceeds of $83,280 were received on April 20, 2015.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

(c)	Dividends

On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015, and paid on March 16, 2015.

On May 6, 2015, the Company’s Board of Directors approved a dividend of $0.01 per share, payable to shareholders of record on May 19, 2015, and paid on June 2, 2015.

(d)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

No stock options were granted during the six months ended June 30, 2015. The fair value of the options granted during the six months ended June 30, 2014 were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

June 30 2014
Dividend yield	2.30%
Expected volatility	56.79%
Risk free interest rate	1.22%
Expected life	2.5 years
Exercise price	$3.80
Share price	$4.09
Grant date fair value	$1.36

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	June 30, 2015		June 30, 2014
	Options	Weighted average price	Options	Weighted average price
Outstanding, beginning of period	13,773,685	$6.38	11,313,300	$7.29
Granted	—	$—	20,000	$3.80
Forfeited	(16,667)	$4.03	(65,000)	$5.26
Expired	(1,232,686)	$7.46	(420,445)	$10.08
Exercised	(215,610)	$3.73	(548)	$2.85

Outstanding, end of period	12,308,722	$6.33	10,847,307	$7.18

Options exercisable, end of period	6,332,768	$7.67	5,764,841	$8.03

During the six months ended June 30, 2015, employees, consultants, officers and directors of the Company exercised 215,610 options (six months ended June 30, 2014 - 548) for total proceeds of $803 (six months ended June 30, 2014 - $2). The weighted average share price at the date of exercise for stock options exercised during the six months ended June 30, 2015 was $4.49 (six months ended June 30, 2014 - $5.05).

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

Set forth below is a summary of the outstanding options to purchase common shares as at June 30, 2015:

	Options outstanding			Options exercisable
Option Price	Number outstanding	Weighted average exercise price	Average life (yrs)	Number exercisable	Weighted average exercise price
$2.51 - 4.00	272,576	$3.05	1.07	239,242	$2.92
$4.01 - 6.00	5,272,031	$4.04	4.06	638,348	$4.10
$6.01 - 7.00	1,286,500	$6.72	2.10	1,054,000	$6.72
$7.01 - 7.50	797,390	$7.15	2.51	591,510	$7.18
$7.51 - 9.00	2,762,932	$8.10	2.79	2,140,017	$8.09
$9.01 - 9.50	672,500	$9.29	3.45	511,875	$9.29
$9.51 - 10.00	668,793	$9.71	1.89	646,776	$9.71
$10.01 - 10.50	150,000	$10.09	2.80	150,000	$10.09
$10.51 - 11.00	250,000	$10.95	3.38	187,500	$10.95
$11.01 - 12.50	176,000	$11.44	1.64	173,500	$11.44

Total	12,308,722			6,332,768

In accordance with IFRS 2, Share-based payments, the Company has modified service conditions of stock option awards belonging to employees who will not be continuing with the Company following completion of the plan of arrangement. As a result, expensing of these awards has been accelerated and the Company has recognized $2,255 in compensation expense related to these awards for the three months ended June 30, 2015.

On July 2, 2015, 3,254,410 stock option awards outstanding at June 30, 2015 became fully vested upon completion of the plan of arrangement.

(e)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and six months ended June 30, 2015, the Company recognized $326 and $595, respectively, as an expense (three and six months ended June 30, 2014 - $293 and $498, respectively) related to this plan. At June 30, 2015, $322 of the expense for the six months ended June 30, 2015 was payable by the Company (December 31, 2014 - $278).

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

The following is a summary of the Deferred Share Units (“DSUs”), Performance Share Units (“PSUs”), and share-settled Restricted Share Units (“RSUs”) outstanding during the six months ended June 30, 2015 and 2014:

	Six months ended
	June 30 2015	June 30 2014
Deferred Share Units (f)
Granted	66,776	45,495
Grant date fair value	$198	$200
Dividend-equivalent units granted	3,154	3,704
Dividend-equivalent units grant date fair value	$20	$26
Redeemed	—	52,066

Performance Share Units (g)
Granted	—	80,000
Grant date fair value	$—	$298
Dividend-equivalent units granted	6,574	6,451
Dividend-equivalent units grant date fair value	$18	$26
Expense	$223	$111
Redeemed	60,007	—

Restricted Share Units (h)
Granted	144,242	97,189
Grant date fair value	$428	$428
Dividend-equivalent units granted	7,669	5,899
Dividend-equivalent units grant date fair value	$22	$26
Expense	$1,258	$583
Redeemed	23,038	—

(f)	Deferred share unit plan

The Company awards Deferred Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the volume weighed average closing share price of the last five days prior to that date. At June 30, 2015, 323,140 DSUs were vested and outstanding (December 31, 2014 - 253,210).

(g)	Performance share unit plan

The Company awards Performance Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At June 30, 2015, 522,262 PSUs were outstanding (December 31, 2014 - 625,223). At June 30, 2015, none of the outstanding PSUs were vested (December 31, 2014 - nil). The Company recognized $248 in share-based compensation expense for the three months ended June 30, 2015 as a result of accelerated expensing, as discussed previously. On July 2, 2015, 350,773 PSU awards outstanding at June 30, 2015 became fully vested upon completion of the plan of arrangement.

(h)	Restricted share unit plan

The Company awards Restricted Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs that will be cash-settled as liabilities and RSUs that will be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing share

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

price of the last five days prior to granting of the units. At June 30, 2015, 749,356 share-settled RSUs were outstanding (December 31, 2014 - 636,769). At June 30, 2015, 172,049 of the outstanding share-settled RSUs had vested (December 31, 2014 - 82,395). The Company recognized $835 in share-based compensation expense for the three months ended June 30, 2015 as a result of accelerated expensing, as discussed previously. On July 2, 2015, 257,602 RSU awards outstanding at June 30, 2015 became fully vested upon completion of the plan of arrangement.

13.	Loss from operations

The Company’s loss from operations includes the following expenses presented by function:

	Three months ended		Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Cost of sales	$443,740	$85,901	$503,259	$163,462
General and administrative	4,987	5,663	9,737	14,919
Exploration and business development	40,421	259	44,002	459

	$489,148	$91,823	$556,998	$178,840

Cost of sales for the three and six months ended June 30, 2015 includes impairment charges of $326,000 relating to the Young-Davidson mine and impairment charges of $40,041 relating to the El Chanate mine. These impairment charges are discussed further in note 9.

Included in general and administrative expense for the three and six months ended June 30, 2015 is $4,289 and $5,571 of share-based compensation expense (three and six months ended June 30, 2014 - $1,446 and $3,808).

Exploration and business development expense for the six months ended June 30, 2015 includes impairment charges of $3,175 relating to exploration properties, and a $40,112 loss on the revaluation of assets held for distribution.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

14.	Other loss

	Three months ended		Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Gain on termination of retained interest royalty (Note 8)	$—	$—	$5,215	$—
Fair value adjustment on prepayment option embedded derivative (Note 17)	(1,197)	—	2,552	—
Realized and unrealized gains / (losses) on derivative assets and liabilities (Note 17)	1,236	—	(1,623)	—
Income from royalties (Note 8)	696	2,463	1,320	2,463
Amortization expense from royalties (Note 8)	(349)	(7,278)	(659)	(7,278)
Reduction of obligation to renounce flow-through exploration expenditures (Note 11)	1,934	—	2,046	—
Interest income	120	180	229	769
Unrealized and realized gains on investments	—	779	—	6,589
Loss on modification of convertible notes	—	—	—	(15,645)
Reclassification of accumulated gains / (losses) on available-for-sale investments	—	233	—	(2,507)
Fair value adjustment on option component of convertible senior notes	—	—	—	413
Restructuring costs	(10,260)	—	(10,260)	—
Transaction costs (Note 19)	(6,012)	—	(6,012)	—
Other	160	(255)	493	(164)

	$(13,672)	$(3,878)	$(6,699)	$(15,360)

15.	Loss per share

Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and six months ended June 30, 2015 of 264,939,446 and 263,453,673 (three and six months ended June 30, 2014 - 248,495,726 and 248,343,301). For the three and six months ended June 30, 2015 and 2014, net loss and basic weighted average shares outstanding are equal to diluted loss and diluted weighted average shares outstanding, as the impact of all potential common shares was anti-dilutive.

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and six months ended June 30, 2015 and 2014 because their effect would have been anti-dilutive:

	Three months ended		Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Stock options	12,308,722	10,847,307	12,308,722	10,847,307
Convertible senior notes	61,870	60,974	61,870	60,974
Restricted share units	577,306	351,304	577,306	351,304
Performance share units	522,262	434,485	522,262	434,485

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

16.	Supplemental cash flow information

	Three months ended		Six months ended
	June 30 2015	June 30 2014 Restated (Note 3)	June 30 2015	June 30 2014 Restated (Note 3)
Non-cash adjustments to reconcile net loss to operating cash flows:
Amortization and depletion	$26,646	$34,785	$48,231	$63,378
Deferred income tax recovery	(57,083)	(8,364)	(28,769)	(12,175)
Gain on termination of retained interest royalty	—	—	(5,215)	—
Unrealized foreign exchange (gain) / loss	(79)	(413)	3,799	2,017
Fair value adjustment on prepayment option embedded derivative	1,197	—	(2,552)	—
Revaluation of assets held for distribution	40,112	—	40,112	—
Impairment charges	366,041	—	369,216	—
Unrealized (gains) / losses on derivative assets and liabilities	(1,444)	—	933	—
Share-based compensation, net of forfeitures	4,289	1,446	5,571	3,808
Income from retained interest royalty	—	(2,463)	—	(2,463)
Amortization of royalties	349	7,278	659	7,278
Equity in loss of associate and joint venture	336	—	481	92
Reduction of obligation to renounce flow-through exploration expenditures	(1,934)	—	(2,046)	—
Unrealized and realized gains on investments	—	(779)	—	(6,589)
Loss on modification of convertible notes	—	—	—	15,645
Reclassification of accumulated losses on available-for-sale investments	—	(233)	—	2,507
Fair value adjustment on option component of convertible senior notes	—	—	—	(413)
Net realizable value adjustments	8,569	—	8,569	—
Other non-cash items	831	(8)	1,727	524

	$387,830	$31,249	$440,716	$73,609

Change in non-cash operating working capital:
Receivables	$(1,130)	$4,708	$(2,365)	$1,634
Current income tax receivable	821	—	821	21,733
Prepaids and deposits	(2,699)	191	(1,869)	992
Inventories	(2,902)	(7,755)	(5,542)	(13,864)
Trade payables and accrued liabilities	19,163	(4,738)	19,047	(6,812)
Current income tax liability	(34)	(15)	211	(270)

	$13,219	$(7,609)	$10,303	$3,413

Supplemental information:
Interest paid	$193	$202	$12,575	$4,203
Interest received	$74	$152	$131	$697
Income taxes paid	$198	$60	$371	$1,112

Non-cash transactions:
Amortization of discount and financing fees on debt	$—	$182	$—	$500
capitalized to mining interests
Interest payable capitalized to mining interests	$—	$1,770	$—	$1,770
Acquisition of assets under capital lease	$1,763	$—	$5,667	$—

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

17.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

	June 30, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash	$129,725	$—	$89,031	$—
Financial assets at fair value through profit or loss
Prepayment option embedded derivative (a)	—	9,293	—	6,741
Available-for-sale financial assets
Equity investments (b)	122	—	184	—
Financial liabilities at fair value through profit or loss
Currency options (c)	—	(1,379)	—	(447)

	$129,847	$7,914	$89,215	$6,294

The methods of measuring each of these financial assets and liabilities have not changed during 2015. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The fair values of financial instruments measured at amortized cost, except for the senior secured notes, as discussed below, approximate their carrying amounts at June 30, 2015. The fair value of the senior secured notes was $316,575 at June 30, 2015 (December 31, 2014 - $289,800) compared to a carrying value of $294,967 (December 31, 2014 - $296,755), which includes the value of the prepayment option embedded derivative included in the table above. The fair value of the senior secured notes was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

(a)	Prepayment option embedded derivative

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”). The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives that require bifurcation from the host contract, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The prepayment options are measured at fair value and offset against the carrying value of the secured notes on the Condensed Interim Consolidated Balance Sheets, with changes in the fair value recognized as unrealized gains / (losses) in other loss on the Condensed Interim Consolidated Statements of Operations (note 14).

The Company measures the fair value of the prepayment option embedded derivative using the Black-Karasinski model of interest rate uncertainty within a FinCAD callable / puttable bond model. Because the valuation is dependent on inputs derived from observable market data, the embedded derivative component of the secured notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

	June 30 2015	June 30 2014
Volatility	40%	32%
Credit spreads	5.14%	5.54%

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

Changes in these assumptions would have the following impact on net loss for the three months ended June 30, 2015:

	June 30 2015	June 30 2014
2% increase in volatility	$1,323	$567
2% decrease in volatility	$(1,355)	$(567)
0.5% increase in credit spreads	$(1,103)	$(756)
0.5% decrease in credit spreads	$1,260	$851

(b)	Equity investments

The Company’s available-for-sale equity investments are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(c)	Currency options

The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market, and as such, option contracts are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

As at June 30, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. The details of these option contracts for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

Period covered	Contract	Local Currency	Local currency per month	Local currency total	Call option per USD	Put option per USD
1-Jul-15 31-Dec-15	Collar	CAD	7,500	45,000	1.1111	1.2246
1-Jul-15 31-Dec-15	Collar	MXN	30,000	180,000	14.00	15.71

The fair value of these contracts was a liability of $1,379 at June 30, 2015 (December 31, 2014 – liability of $447). During the three and six months ended June 30, 2015, the Company made payments of $208 and $690 on option contracts settled during the period, and recognized unrealized gains and losses of $1,444 and $933, respectively, on option contracts outstanding at June 30, 2015 in other loss within the Condensed Interim Consolidated Statements of Operations (note 14).

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

18.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

•	Mexico: El Chanate mine

•	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

The following are the operating results by reportable segment:

	Three months ended June 30, 2015
	Mexico	Canada	Corporate and other	Total

Revenue from mining operations	$27,081	$45,058	$—	$72,139

Production costs	19,927	29,386	—	49,313
Refining costs	106	41	—	147
Amortization and depletion	6,956	19,652	38	26,646
Reclamation, care and maintenance costs	—	—	1,593	1,593
General and administrative	234	16	4,737	4,987
Exploration and business development	—	—	309	309
Revaluation of assets held for distribution	—	—	40,112	40,112
Impairment charges	40,041	326,000	—	366,041

	67,264	375,095	46,789	489,148

Loss from operations	$(40,183)	$(330,037)	$(46,789)	$(417,009)

Expenditures on property, plant and equipment, mining interests & intangible assets	$5,317	$27,134	$8,218	$40,669

	Three months ended June 30, 2014
	Mexico	Canada	Corporate and other	Total

Revenue from mining operations	$21,484	$54,046	$—	$75,530

Production costs	10,835	37,856	—	48,691
Refining costs	107	48	—	155
Amortization and depletion	4,163	30,524	98	34,785
Reclamation, care and maintenance costs	—	—	2,270	2,270
General and administrative	216	—	5,447	5,663
Exploration and business development	—	—	259	259

	15,321	68,428	8,074	91,823

Earnings / (loss) from operations	$6,163	$(14,382)	$(8,074)	$(16,293)

Expenditures on property, plant and equipment, mining interests & intangible assets	$5,660	$31,481	$3,975	$41,116

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

	Six months ended June 30, 2015
	Mexico	Canada	Corporate and other	Total

Revenue from mining operations	$47,258	$90,240	$—	$137,498

Production costs	29,929	57,096	—	87,025
Refining costs	250	87	—	337
Amortization and depletion	11,113	37,026	92	48,231
Reclamation, care and maintenance costs	—	—	1,625	1,625
General and administrative	460	80	9,197	9,737
Exploration and business development	—	—	715	715
Revaluation of assets held for distribution	—	—	40,112	40,112
Impairment charges	40,041	326,000	3,175	369,216

	81,793	420,289	54,916	556,998

Loss from operations	$(34,535)	$(330,049)	$(54,916)	$(419,500)

Expenditures on property, plant and equipment, mining interests & intangible assets	$12,527	$50,972	$12,341	$75,840

	Six months ended June 30, 2014
	Mexico	Canada	Corporate and other	Total

Revenue from mining operations	$45,421	$101,062	$—	$146,483

Production costs	22,054	74,530	—	96,584
Refining costs	214	81	—	295
Amortization and depletion	8,648	54,496	234	63,378
Reclamation, care and maintenance costs	—	—	3,205	3,205
General and administrative	520	—	14,399	14,919
Exploration and business development	—	—	459	459

	31,436	129,107	18,297	178,840

Earnings / (loss) from operations	$13,985	$(28,045)	$(18,297)	$(32,357)

Expenditures on property, plant and equipment, mining interests & intangible assets	$13,917	$76,845	$5,966	$96,728

The following are total assets by reportable segment:

	Mexico	Canada	Corporate and other	Total

Total assets at June 30, 2015	$148,869	$1,519,332	$290,570	$1,958,771

Total assets at December 31, 2014	$183,075	$1,833,404	$265,347	$2,281,826

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

19.	Events after the reporting period

(a)	Merger with Former Alamos

On July 2, 2015, the Company completed the merger with Former Alamos pursuant to which the Company and Former Alamos combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a company operating under the name Alamos Gold Inc. Former Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Sonora, Mexico, and has exploration and development activities in Mexico, Turkey and the United States.

The Arrangement included the following:

(a)	The exchange of common shares of Former Alamos for AuRico common shares based on an exchange ratio of 1.9818 and cash of $0.0001;

(b)	The amalgamation of Former Alamos and AuRico, forming the resulting company, Alamos;

(c)	The formation of AuRico Metals to hold certain assets (note 6);

(d)	The reorganization of the capital of Alamos into Class A common shares (note 19(d)), and the distribution of common shares of AuRico Metals to holders of AuRico common shares and holders of Former Alamos common shares (note 19(c)).

Upon completion of the Arrangement, holders of AuRico’s common shares had received 0.5046 Class A common shares of Alamos for each AuRico common share held and holders of Former Alamos common shares had received 1 Class A common share of Alamos and $0.0001 in cash for each share held.

Under the Arrangement, all Former Alamos options and stock appreciation rights were replaced and converted to awards of Alamos, Former Alamos warrants, restricted share units and deferred share units were exchanged for awards of Alamos, and all AuRico options, performance share units, restricted share units and deferred share units were converted to awards of Alamos, and all such awards were amended to provide that on exercise or redemption, Class A common shares of Alamos will be issued, to the extent not redeemed for cash consideration (note 19(d)).

In connection with the Merger, as described in note 11(b), on April 10, 2015, Former Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis. The common shares held by Former Alamos are included in the identified assets acquired by AuRico, and were subsequently repurchased and cancelled upon closing of the transaction on July 2, 2015.

The Company determined that the Merger was a business combination in accordance with the definition in IFRS 3, Business combinations, and as such has accounted for it in accordance with this standard, with AuRico being the accounting acquirer on the acquisition date of July 2, 2015.

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

The following table summarizes the fair value of the total consideration transferred to Former Alamos shareholders and the fair value of identified assets acquired and liabilities assumed, based on preliminary estimates of fair value. Due to the recent timing of the acquisition, the fair value assigned to the identified assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. In particular, the Company is currently assessing the value of the mining interests and property, plant & equipment and deferred taxes acquired, in order to support the value assigned to these assets upon acquisition. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these financial statements. Transaction costs of $6,012 relating to the arrangement have been expensed in the period in accordance with IFRS 3, Business Combinations.

Purchase Price
AuRico common shares issued	$722,074
Cash	13
Share-based compensation	4,173
Warrants	1,312

$727,572

Net Assets Acquired
Cash	$249,067
Current assets, excluding cash	174,882
Other non-current assets	6,809
Property, plant and equipment & mining interests	426,996
Current liabilities	(42,222)
Reclamation provisions	(22,646)
Other liabilities	(411)
Deferred income tax liability	(64,903)

$727,572

(b)	Distribution of assets and liabilities to AuRico Metals Inc.

As discussed in note 6, a new company named AuRico Metals was created as part of the merger transaction to hold the Kemess project, a new 1.5% net smelter return royalty on the Young-Davidson mine, the Fosterville and Stawell net smelter return royalties, and $20 million in cash. The distribution of assets and liabilities to AuRico Metals was completed on July 2, 2015.

Upon completion of the Arrangement, Alamos owned 4.9% of AuRico Metals, and the remaining 95.1% of AuRico Metals shares was distributed by Alamos to holders of Class A common shares pro rata to their holdings of Class A common shares.

(c)	Share capital and share-based compensation of Alamos

In connection with the Merger, adjustments were made to capital stock, warrants and share-based compensation to reflect the Arrangement. Subsequent to the Arrangement and the reorganization of the capital of Alamos, the capital stock, warrants, and share-based compensation of Alamos was comprised of the following:

Capital Stock:

Authorized:

Unlimited number of Class A common shares, with no par value

Issued and outstanding:

255,505,659 shares

Stock options:

10,299,681 options at an average exercise price of CAD$12.16

(FORMERLY AURICO GOLD INC.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands of United States dollars unless otherwise stated)

Stock appreciation rights (“SARs”):

2,559,094 SARs at an average exercise price of CAD$11.85

Restricted share units:

1,634,233 units

Deferred share units:

334,906 units

Performance share units:

273,069 units

Warrants:

7,167,866 warrants at an exercise price of CAD$28.46

(d)	Termination of dividend reinvestment and share purchase plan

In connection with the completion of the Arrangement, the boards of directors of Former Alamos and AuRico approved the termination of the existing dividend reinvestment and share purchase plans of Former Alamos and AuRico, respectively.